UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

offshore

systems international ltd.

2003

1st Quarter Financial Statements

Management Discussion and Analysis of Financial Condition
and Results of Operations

Management Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements - Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements.  These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures.  Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially.  Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the fiscal quarter ended February 28, 2003 in comparison with those for the fiscal quarter ended February, 2002. This discussion should be read in conjunction with the Company’s unaudited financial statements for the fiscal quarter ending February 28, 2003, its 2002 Audited Financial Statements and the 2002 year end Management Discussion and Analysis of Financial Condition and Results of Operations.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal Danish Navy and the United States Navy.

At March 31, 2003, the Company has 26,087,273 common shares, 30,262 Class A preference shares -Series A and 61,244 Class B preference shares - Series 1 outstanding.

Results of Operations

For the quarter ended February 28, 2003, the Company had net earnings of $248,248, or $.01 per share on a basic and diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended February 28

	2003	2002
	%	%
Revenue
Systems and system components	72.5%	77.8%
Software	5.8%	7.6%
Geomatics	19.4%	11.5%
Other	2.3%	3.1%

	100.0%	100.0%

Direct costs	47.0%	48.8%

Gross profit	53.0%	51.2%

Expenses
General and administrative	19.5%	17.6%
Research and development	13.6%	10.3%
Sales and marketing	14.1%	13.2%
Amortization	2.3%	2.9%
Interest	0.0%	0.1%
Foreign exchange loss	3.8%	0.5%
Technology Partnerships Canada royalty	1.1%	7.2%
Technology Partnerships Canada contribution	(8.4%)	(5.8%)

	46.0%	46.0%

Earnings from operations	7.0%	5.2%

Income tax recovery	0.0%	(3.0%)

Earnings for the period	7.0%	8.2%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and System Components, Software, Geomatics, and Other which includes system repairs and servicing, training and consulting.  The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

The Company recognizes revenue from each source in accordance with generally accepted accounting principles. Certain revenue from projects for navigation systems are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Certain other systems revenues and revenues from navigation software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services. Systems revenues under bill-and-hold arrangements, whereby revenues were recognized but goods have not been shipped, are recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings are not complete. Revenues from the sale of geomatics products are recognized when the products are delivered. Revenues from projects for geomatics services are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Revenues from systems components and other revenues are recorded at the time of delivery or as the services are provided.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, mix of contracts and component supply availability. The Company’s contracts with its key customers generally provide a framework for its overall relationship with the customer.

Consolidated revenue for the quarter ended February 28, 2003 was $3,563,175, compared with $3,285,518 for the quarter ended February 28, 2002, an increase of  $277,657 or 8%. The Company’s quarterly revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The main customers for the Company’s products and services were the US Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the US Navy. Revenue from these customers accounted for 81% of the consolidated revenue for the three months ended February 28, 2003 and 96% of the consolidated revenue for the three months ended February 28, 2002.

Gross Profit

The Company’s gross profit increased $205,057 to $1,888,438 for the quarter ended February 28, 2003 from $1,683,381 for the same quarter in 2002. Gross profit percentage increased to 53.0% for the quarter ended February 28, 2003 from 51.2% for the quarter ended February 28, 2002. The Company’s quarterly gross profit is primarily affected by relative mix of value added products and services, fluctuations in materials costs, manufacturing effectiveness and efficiency and the ability to manage inventory effectively.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased  $117,296 for the quarter ended February 28, 2003 to $694,444 from $577,148 in comparative 2002 quarter. The increase is the result of additions to the Company's administrative support team, increased liability insurance costs and the adoption of the new stock-based compensation guidelines as required under Cdn GAAP. As a percent of revenue, G&A increased to 19.5% from 17.6% when comparing the current quarter to the same quarter last year.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued and will continue to invest in new product development in 2003. It believes that in order to maintain its technological advantage, it must continue its strategy to fine-tune existing products and introduce new high quality products that continue to challenge and redefine the industry standards. R&D spending increased to $483,095 (13.6% of revenue) for the current quarter compared to $338,559 (10.3% of revenue) for the quarter ended February 28, 2002. The increased spending is the result of additional salaries and benefits for new staff to support the additional R&D activities the Company is pursuing.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC has agreed to grant financial assistance to the Company for the purpose of assisting the Company in funding its research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003.  During the quarter, the Company incurred eligible costs of $298,006 and has claimed the full amount. To February 28, 2003, the Company has claimed a total of  $3,921,292 since the start of the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the sales of its subsidiary Offshore Systems Ltd. To February 28, 2003, the Company has either paid or accrued for future payment $1,105,479 in royalties for historical and estimated future sales.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consisted primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $67,645, or 15.6%, for the quarter ended February 28, 2003 to $501,651 (14.1% of revenue) from $434,006 (13.2% of revenue) for the same quarter in 2002. The increase in expenses was the result of the company’s increased level of business development activity relating to its expansion efforts into European and Asia-Pacific markets. These expansion efforts required the Company to hire additional S&M staff. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products.

Amortization

Total amortization decreased for the quarter ended February 28, 2003 when compared to the same period in 2002. For the current quarter, amortization was $82,565 down $13,879 from the quarter ended February 28, 2002. The decrease reflects the final amortization of deferred chart costs in the fiscal year 2002.

Interest

Interest expense decreased for the quarter ended February 28, 2003 to $250 from $1,745 for the quarter ended February 28, 2002 because the Company did not utilize its credit facility during the quarter.

Income Taxes

Based on the information available at the time of the issue of the unaudited February 28, 2003 financial statements, the Company estimated that it has sufficiently allowed for the application of taxable earnings in future years to draw down a portion of the Company’s $4,855,787 Canadian non-capital losses carried forward. As a result of this assessment, the valuation allowance and the future tax asset did not change for the quarter ended February 28, 2003. The Company does not consider it more likely than not that the remaining future tax asset will be recovered so in accordance with Canadian GAAP, the Company provided a valuation allowance of $2,874,840 against the total future tax asset. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the quarter ended February 28, 2003 were $248,248, or 7.0% of revenue, compared to $267,852 for the same quarter of 2001, or 8.2% of revenue.

Liquidity and Capital Resources

The Company’s balance sheet continued to strengthen in the quarter ended February 28, 2003.  At February 28, 2003, the Company has current assets of  $10,027,113, current liabilities of $2,795,161 and a cash position of $6,154,779. Working capital increased $2,782,460 to $7,231,952 at February 28, 2003 from $4,449,492 at November 30, 2002 primarily through an increase in cash and a decrease in billings in excess of revenues.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities.  The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates.  No borrowings against the operating line were outstanding as at February 28, 2003. The Company has issued standby letters of credit totalling US$859,900. The company has utilized the standby letters of credit to back certain performance obligations to our customers. The Company has entered forward exchange contracts in the amount of US$864,000. The Company utilizes its forward exchange contract facility to reduce the level of exposure to exchange rate movements between the U.S. dollar and Canadian dollar.

Operating cash flow for the three months ended February 28, 2003, before changes in non-cash working capital items, was $352,863, compared with $266,306 for the three months ended February 28, 2002, an increase of $86,557. Changes in non-cash working capital items were a usage of cash of $114,878 for the three months ended February 28, 2003 compared to usage of cash of $1,107,130 for the same period in 2002. Changes occurred in most non-cash working capital items between these two periods - all within the normal business activities of the Company. The three largest changes in non-cash working capital were to Accounts receivable, Accounts payable and accrued liabilities and Billings in excess of revenues. These changes reflect the increased business activities of the Company.

Net cash provided by financing activities for the three months ended February 28, 2003 amounted to $2,702,500 compared $150,422 for the same period in 2002. The issuance of preferred and common shares provided funds of $2,719,093 for the three months ended February 28, 2003 compared to $150,422 for the same period in 2002.

Cash used in investing activities totalled $29,754 for the three months ended February 28, 2003, compared with $97,828 for the same period in 2002.  The decrease is reflective of the decrease in property, plant and equipment acquisitions.

The net increase in cash and cash equivalents amounted to $2,910,731 for the three months ended February 28, 2003 compared to a decrease of $788,230 for the three months ended February 28, 2002.

The Company’s current ratio increased to 3.6:1 at February 28, 2003 compared to 2.0:1 at November 30, 2002.

Backlog

Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as at February 28, 2003 was at $2.3 million compared to $3.7 million at November 30, 2002 and $7.6 million at February 28, 2002. The high backlog balance at February 28, 2002 was the result of two substantially incomplete major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defence awarded to the Company in the last half of FY2001. Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

Recent Corporate Developments

In January 2003, the Company proceeded with a Normal Course Issuer Bid whereby it will purchase its own shares out of the market through the facilities of the TSX.  All shares repurchased by the Company will be cancelled. The bid will commence on January 16, 2003 and terminate January 15, 2004.

In February 2003, the Company announced that it has completed a private placement of US$2,000,000 (CDN$3,100,000) with four New York based institutional funds.

Again in February 2003, the Company announced the launch of COP-IDS®, a client server application that allows customers to integrate OSI’s mapping and imagery display technology into existing Command and Control systems rapidly and cost effectively. COP-IDS stands for Common Operational Picture – Image Display Server. and it is designed to meet the emerging requirements for our customers' international fleets to be able to operate from and share common tactical data in the field. COP-IDS allows our customers to share data across Command and Control systems, regardless of the systems in use.

In March 2003, the Company through its wholly-owned subsidiary, OSI Geomatics Ltd., announced that it has won a contract with the City of Ottawa to produce land mapping data critical to the planning and management of city infrastructure in the Nation’s capital.

Again, in March 2003 the Company confirmed that OSI and its teaming partners have been short-listed as potential contractors to supply its ECPINS® navigation display system to two international customers in the military defence industry. The award of formal contracts is subject to further technical evaluation and preparation of formal agreements.

In April 2003, the Company received a contract from the Canadian Navy to develop submarine navigation systems for deployment on the Canadian Navy’s Victoria Class Navy submarines.

Change in Accounting Policy

Effective December 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002.

Risks and Uncertainties

Past performance is not a guarantee of future performance. Certain statements made in this report by the Company constitute forward looking statements, and are subject to risks and uncertainties the may cause future results to differ materially from those expected. Factors that may cause such difference include, but not limited to, the factors discussed in the 2002 year end Management Discussion and Analysis of Financial Condition and Results of Operations and the additional factor discussed below. If any of these events actually occur, they could materially adversely affect the Company, its financial condition or results of operations.

We depend on offshore sub-contract labour in our geomatics operations to maintain a competitive position in the geomatics marketplace.

Our geomatics operations are highly dependent upon labour resources located outside North America. While we enter into sub-contract agreements with these suppliers, we can not be sure that the labour resources will be available when we require them and at the levels we require them. Accordingly, maintaining our competitiveness will depend on a number of factors, including:

    --  the geopolitical uncertainties specific to the home country of each sub-contractor;

    --  the cultural compatibility between Canada and the home country of each sub-contractor;

    --  the English language proficiency of the labour resources made available to us;

    --  labour pool characteristics such as work ethic, education, skill level and attrition;

    --  the infrastructure of both the sub-contractor's home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our geomatics operations in the future.

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)

(Prepared in accordance with Canadian Generally

     Accepted Accounting Principles)

February 28, 2003 and 2002

(expressed in Canadian dollars)

Offshore Systems International Ltd.

Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	February 28	November 30,
	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	6,154,779	3,244,048
Accounts receivable (note 2)	2,733,059	3,968,639
Inventory (note 3)	760,133	1,266,806
Prepaid expenses and deposits	280,282	232,215
Future tax asset	98,860	98,860
	10,027,113	8,810,568
Future tax asset	554,856	554,856
Property, plant, and equipment (note 4)	1,348,203	1,401,014
	11,930,172	10,766,438
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 5)	2,475,459	2,584,409
Billing in excess of revenues	185,761	1,642,725
Rent payable	133,942	133,942
	2,795,162	4,361,076
Accrued long term royalties	129,568	372,717
	2,924,730	4,733,793

Capital stock
Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which
10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares.
100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares – Series A (2002 – 41,296, Note 6(b))	30,262	41,296
61,244 Class B preference shares – Series 1 (2002 – nil, Note 6(c))	2,079,960	-
26,026,029 Common shares (2002 - 26,043,243, Note 6(a))	18,168,225	18,179,633
	20,278,447	18,220,929
Warrants	661,575	-
Additional Paid in Capital	22,050	-
Deficit	(11,956,630)	(12,188,284)

	9,005,442	6,032,645

	11,930,172	10,766,438

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.

Consolidated Statement of Earnings and Deficit (unaudited)

For the periods ended February 28, 2003 and 2002

(expressed in Canadian dollars)

	Three Months ended
	February 28
	2003	2002
	$	$
Revenue
Systems and system components	2,584,517	2,553,956
Software	205,377	250,040
Geomatics	692,194	379,272
Other	81,087	102,250

	3,563,175	3,285,518
Cost of sales	1,674,737	1,602,137

Gross profit	1,888,438	1,683,381
Expenses
General and administrative	694,444	577,148
Research and development	483,095	338,559
Sales and marketing	501,651	434,006
Amortization	82,565	96,444
Interest	250	1,745
Foreign exchange loss	136,968	17,520
Technology Partnerships Canada royalty	39,223	237,042
Technology Partnerships Canada contribution	(298,006)	(188,945)

	1,640,190	1,513,519
Earnings from operations	248,248	169,862
Future income tax recovery	-	(97,990)
Earnings for the period	248,248	267,852
Deficit – Beginning of period	(12,188,285)	(13,823,315)
Premium on purchase and cancellation of common shares	(16,593)	-
Deficit – End of period	(11,956,630)	(13,555,463)

Basic earnings per share	0.01	0.01
Diluted earnings per share	0.01	0.01
Weighted average number of common shares
outstanding – basic	26,055,212	24,742,393
Weighted average number of common shares
outstanding – diluted	29,792,653	27,020,592

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.

Consolidated Statements of Cash Flows (unaudited)
For the periods ended February 28, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$

Cash flows from operating activities
Net earnings for the period	248,248	267,852
Items not affecting cash
Amortization	82,565	96,444
Stock based compensation	22,050	-
Future tax asset	-	(97,990)

	352,863	266,306

Changes in non-cash working capital items
Accounts receivable	1,235,580	(729,470)
Inventory	506,673	(411,829)
Prepaid expenses and deposits	(48,067)	(133,960)
Accounts payable and accrued liabilities	(108,951)	818,714
Billings in excess of revenues	(1,456,964)	(536,402)
Long term royalties	(243,149)	(114,183)

	(114,878)	(1,107,130)

	237,985	(840,824)

Cash flows from financing activities
Issue of Common stock	9,128	150,422
Issue of Class B preference shares – Series 1, net of issue costs	2,741,535	-
Share repurchases	(48,163)	-

	2,702,500	150,422

Cash flows from investing activities
Additions to property, plant, and equipment	(29,754)	(97,828)

Increase (decrease) in cash and cash equivalents	2,910,731	(788,230)

Cash and cash equivalents – Beginning of period	3,244,048	2,037,625

Cash and cash equivalents – End of period	6,154,779	1,249,395

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

February 28, 2003

(expressed in Canadian Dollars)

1

Basis of preparation

The accompanying interim unaudited consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the company. These financial statements have been prepared by the company in Canadian dollars and in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to interim financial statements, applied on a consistent basis, except as described in Note 7 with respect to the accounting for stock-based compensation. Accordingly, they do not include all the information and footnotes required for compliance with GAAP in Canada for annual financial statements. These interim unaudited consolidated financial statements and notes thereon should be read in conjunction with the audited financial statements and notes included in the company’s Annual Report for the year ended November 30, 2002.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2

     Accounts receivable

	February 28,	November 30,
	2003	2002
	$	$

Trade	1,696,137	2,785,531
Unbilled revenue	780,939	872,128
Technology Partnerships Canada contribution	235,131	157,708
Other	20,852	153,272

	2,733,059	3,968,639

3

     Inventory

	February 28,	November 30,
	2003	2002
	$	$
Materials and components	760,133	1,198,719
Finished goods	-	68,087

	760,133	1,266,806

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

February 28, 2003

(expressed in Canadian Dollars)

4

     Property, plant, and equipment

			February 28,
			2003
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,581,457	2,676,602	904,855
Computer software	635,785	302,178	333,607
Furniture and fixtures	123,501	79,105	44,396
Leasehold improvements	222,196	178,771	43,425
Licenses and patents	57,267	35,347	21,920

	4,620,206	3,272,003	1,348,203

			November 30,
			2002
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,557,622	2,629,162	928,460
Computer software	630,036	272,235	357,801
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711
Licenses and patents	57,267	34,785	22,482

	4,590,452	3,189,438	1,401,014

5

     Accounts payable and accrued liabilities

	February 28,	November 30,
	2003	2002
	$	$

Trade	1,351,436	1,323,991
Accrued employee costs	499,728	489,475
Accrued liabilities	394,295	431,563
Accrued royalties	230,000	339,380

	2,475,459	2,584,409

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

February 28, 2003

(expressed in Canadian Dollars)

6

Capital Stock

(a) Issued and outstanding Common shares

		February 28, 2003	November 30, 2002

	Number of		Number of
	common		Common
	shares	Amount	shares	Amount
		$		$

Balance – Beginning of year	26,043,243	18,179,633	24,694,549	17,567,101

Issued during the year
Exercise of stock options	16,852	9,128	1,206,664	495,752
Exercise of share purchase
warrants	-	-	125,000	99,750
Class A preference shares
converted	11,034	11,034	17,030	17,030
Common stock purchased and
cancelled	(45,100)	(31,570)	-	-

Balance – End of year	26,026,029	18,168,225	26,043,243	18,179,633

(b) Class A preference shares

The company has 30,262 (November 30, 2002 - 41,296) Class A preference shares outstanding which have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

(c) Class B preference shares

The company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The company has the right to redeem the preference shares after five years. The private placement incurred share issue costs of $262,665. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

February 28, 2003

(expressed in Canadian Dollars)

(d) Earnings per share

	2003	2002
Basic earnings per share	$	$
Net earnings available to common shareholders	248,248	267,852
Weighted average number of common shares outstanding	26,055,212	24,742,393
Basic earnings per share	0.01	0.01
Diluted earnings per share
Net earnings	248,248	267,852
Weighted average number of common shares outstanding	26,055,212	24,742,393
Dilutive effect of Class A preference shares – Series A	30,262	58,326
Dilutive effect of Class B preference shares – Series 1	2,786,602	-
Dilutive effect of stock options	920,577	2,157,186
Dilutive effect of warrants	-	62,687
Adjusted weighted average number of common shares outstanding	29,792,653	27,020,592
Diluted earnings per share	0.01	0.01

(e) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid which entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16 to February 28, 2003, the Company purchased 45,100 of its common shares under the normal course issuer bid at an average cost of $1.07 per share for an aggregate consideration of $48,163. The amount by which the cost of reacquiring the shares exceeded the average carrying value has been charged to the deficit.

7

Stock based compensation

Effective December 1, 2002 the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees, and stock and stock option and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Company’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

February 28, 2003

(expressed in Canadian Dollars)

	February 28,	February 28,
	2003	2002
	$	$

Net earnings	248,248	267,852
Additional compensation expense	359,224	398,607

Pro forma net loss	(110,976)	(130,755)

Pro forma basic loss per share	0.00	(0.01)

Pro forma diluted loss per share	0.00	0.00

8

Segmented information

The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as those disclosed in note 2 of the company’s audited financial statements for the year ended November 30, 2002.

			February 28,
			2003
	Systems	Geomatics	Total
	$	$	$

Revenue	2,868,956	694,219	3,563,175
Technology Partnerships Canada - net	(258,783)	-	(258,783)
Interest expense	-	250	250
Net earnings	230,489	17,759	248,248
Property, plant and equipment	19,067	10,687	29,754
expenditures
Amortization	58,699	23,866	82,565

			February 28,
			2002
	Systems	Geomatics	Total
	$	$	$

Revenue	2,906,246	379,272	3,285,518
Technology Partnerships Canada - net	48,097	-	48,097
Interest expense	1,480	265	1,745
Net earnings	219,193	48,659	267,852
Property, plant and equipment	36,549	61,279	97,828
expenditures
Amortization	47,812	48,632	96,444

Offshore Systems International Ltd.

Notes to the Consolidated Financial Statements (unaudited)

February 28, 2003

(expressed in Canadian Dollars)

			February 28,
			2003
	Systems	Geomatics	Total
	$	$	$

Total assets employed	10,814,343	1,115,829	11,930,172

			November 30,
			2002
	Systems	Geomatics	Total
	$	$	$

Total assets employed	9,633,345	1,133,093	10,766,438

Geographically, revenues reported are based on the location of the company’s customers.

	Three months ended
	February 28
	2003	2002
	$	$

Canada	846,961	1,875,444
United States	1,604,794	789,010
Denmark	1,111,420	621,064

Total	3,563,175	3,285,518

Geographically, property, plant and equipment are reported based on location. At February 28, 2003 and 2002, all of the company's property, plant and equipment was located in Canada.

9

Reclassifications

Certain balances for the three months ended February 28, 2002 have been reclassified to conform to the presentation adopted for the current period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                      By: “ John A. Jacobson”

                                                                                                                                                       Title: President & CEO

Date:    April 17,  2003